Mail Stop 3561

November 13, 2006

Via Fax & U.S. Mail

Lawrence E. White, Senior Vice President, Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

> **Re:** **CBRL Group, Inc.**
> **Form 10-K for the year ended July 28, 2006**
> **Filed October 3, 2006**
> **File No. 000-25225**

Dear Mr. White:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended July 28, 2006

Item 8- Financial Statements and Supplementary Data

Note 2- Summary of Significant Accounting Policies

Unredeemed gift cards and certificates, page 28

1. You indicate that you make estimates of the ultimate unredeemed gift cards and certificates in the period of the original sale and amortize this breakage through the redemption period. Please clarify this disclosure by further indicating, if true, that no revenue is recognized in connection with the point of sale transaction. Supplementally tell us and revise your disclosure to explain how you account for amounts remitted to those states that do not exempt gift cards and certificates from their escheat laws. Also, assuming such amounts are expensed when paid to the applicable state, tell us what consideration was given to recording such amounts as a reduction of the liability with no recognition of any revenue or expense for these transactions.

Note 6- Debt, page 32

2. With respect to your 3% zero-coupon contingently convertible senior notes, we note that you have arranged a $200 million term loan facility to repurchase these senior notes. However, it is unclear whether you would account for the cumulative accretion of original issue discount at the date of repurchase in your statement of cash flows as an operating activity pursuant to paragraph 23(d) of SFAS 95. Please advise us supplementally.

Possible Divestiture of Logan's Roadhouse

3. We note several references throughout your filing to possible divestitures of your Logan's Roadhouse subsidiary. We also note your recent announcement of an agreement to sell this subsidiary. In this regard, supplementally tell us when you believe that the criteria set forth in paragraph 30 of SFAS 144 were met.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief- Accountant